UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nikola Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

654110105
(CUSIP Number)

Kimberly Petillo-Décossard Cahill Gordon & Reindel LLP 32 Old Slip New York, NY 10005 (212) 701-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654110105	Schedule 13D/A

1	NAMES OF REPORTING PERSONS
M&M Residual, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
79,059,795

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
79,059,795

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,059,795

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculation of the percentage of the shares of Common Stock beneficially owned assumes 393,848,491 shares of Common Stock outstanding as of May 4, 2021, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2021.

CUSIP No. 654110105	Schedule 13D/A

1	NAMES OF REPORTING PERSONS
Trevor R. Milton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
79,659,795

	8	SHARED VOTING POWER
39,876,497 (See Item 5 of this Schedule 13D)

	9	SOLE DISPOSITIVE POWER
79,659,795

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,536,292

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(3)
Calculation of the percentage of the shares of Common Stock beneficially owned assumes 393,848,491 shares of Common Stock outstanding as of May 4, 2021, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2021.

CUSIP No. 654110105	Schedule 13D/A

This Amendment No. 1 is being filed by Trevor R. Milton and M&M Residual, LLC (“M&M”) and amends, supplements and, to the extent inconsistent with, supersedes, the Schedule 13D filed jointly by Mr. Milton, M&M, T&M Residual, LLC (“T&M”) and Mark A. Russell on June 15, 2020.  This Amendment No. 1 is being filed solely by Mr. Milton and M&M and does not amend, supplement or supersede the Schedule 13D with respect to the Reporting Persons other than Mr. Milton and M&M.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms in this Amendment No.1 have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background.

The information contained in Item 2(b) and (c) of the Schedule 13D is amended by the following:

(b) The principal business address of Trevor R. Milton and M&M is P.O. Box 50608, Phoenix, AZ 85076.

(c) Trevor R. Milton voluntarily stepped down from his position as Executive Chairman of the Board, effective as of September 20, 2020.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is amended by Item 2(c) and Item 6 of this Amendment No. 1.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5(a), (b) and (c) of the Schedule 13D is amended and supplemented by the following:

(a), (b) The responses of Mr. Milton and M&M with respect to Rows 7 through 13 of their respective cover pages to this Amendment No. 1 are incorporated herein by reference.

Calculations of the percentage of the shares of Common Stock beneficially owned in this Amendment No. 1 assume 393,848,491 shares of Common Stock outstanding as of May 4, 2021, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2021.

M&M beneficially owns 79,059,795 shares of the Issuer’s Common Stock, representing 20.1% of the Issuer’s outstanding Common Stock. Additionally, Mr. Milton owns 600,000 shares of Common Stock issued on March 15, 2021 upon settlement of a restricted stock unit award previously granted to Mr. Milton in connection with his employment by the Issuer. As a result, Mr. Milton may be deemed to be the beneficial owner of 119,536,292 shares of Common Stock consisting of 79,059,795 shares of Common Stock held by M&M, 39,876,497 shares of Common Stock held by T&M and 600,000 shares of Common Stock held in his name, representing 30.4% of the outstanding shares of Common Stock.

Each of Mr. Milton and M&M expressly disclaims beneficial ownership of all of the shares of Common Stock included in the Schedule 13D, other than the shares of  Common Stock held of record by such Reporting Person, and the filing of this Amendment No. 1 shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Act the beneficial owner of any securities covered by the Schedule 13D.

(c) The following table sets forth sales of Common Stock effected by M&M during the past 60 days pursuant to Performance Awards granted to Legacy Nikola employees under the Founder Stock Option Plan as described in Item 6 of this Schedule 13D.  The transactions were previously reported by M&M and Mr. Milton on Forms 4 filed on March 17, March 24, March 31, April 7, April 9, April 13, April 15, April 19 and May 13, 2021:

Date of Transaction	Amount of Securities	Price Per Share
3/15/2021	11,786	$1.06
3/22/2021	9,500	$1.06
3/29/2021	136,153	$1.06
4/05/2021	250	$1.06
4/06/2021	250	$1.06
4/07/2021	250	$1.06
4/08/2021	250	$1.06
4/09/2021	250	$1.06
4/12/2021	250	$1.06
4/13/2021	250	$1.06
4/14/2021	250	$1.06
4/15/2021	250	$1.06
5/11/2021	20,000	$1.06

CUSIP No. 654110105	Schedule 13D/A

In addition, on March 31, 2021, M&M sold 3,500,000 shares of Common Stock pursuant to a privately negotiated transaction for $13.89 per share. The transaction was previously reported by M&M and Mr. Milton on a Form 4 filed on April 2, 2021.

Except as set forth in this Schedule 13D, none of Mr. Milton or M&M has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is amended and supplemented by the following:

Amendment No. 1 to Registration Rights and Lock-Up Agreement

Pursuant to Amendment No. 1 to the Registration Rights and Lock-Up Agreement, dated as of July 17, 2020, the shares of Common Stock held by M&M, ceased to be subject to any lock-up restrictions on December 1, 2020. This summary is qualified by the actual terms of Amendment No. 1 to the Registration Rights and Lock-Up Agreement, a copy of which is attached as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

Founder Stock Option Plan

As of May 11, 2021, the remaining, unexercised Performance Awards were exercisable for a total of 2,216,797 shares of Common Stock owned by M&M.

Separation Agreement

In connection with his departure, as of September 20, 2020, Mr. Milton entered into an agreement with the  Issuer (the “Separation Agreement”) providing that for the period of three years from September 20, 2020, Mr. Milton would not, and would cause his affiliates and associates not to (except as approved by a resolution of the Board) acquire ownership (beneficial or otherwise) of more than 19 million shares of Common Stock, propose or effect any extraordinary transaction with respect to the Issuer, solicit any proxy or consent with respect to the election or removal of directors or any other proposal (including any “withhold,” “vote no” or similar campaign), seek representation on the Board or the removal of any member of the Board, or submit any stockholder proposal, and that, at any meeting of the Issuer’s stockholders during the period of three years from September 20, 2020, Mr. Milton and his affiliates and associates would vote all of their shares of Common Stock in favor of the directors recommended by the Board and against any nominee for director not recommended and nominated by the Board. In addition, the Separation Agreement provided for the accelerated vesting and settlement of the 600,000 restricted stock units granted to Mr. Milton on August 21, 2020. This summary is qualified by the actual terms of the Separation Agreement, a copy of which is attached as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

CUSIP No. 654110105	Schedule 13D/A

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented by the following:

Exhibit No.	Description

Exhibit IV
Registration Rights and Lock-Up Agreement by and among VectoIQ Acquisition Corp. and certain stockholders of VectoIQ Acquisition Corp., dated June 3, 2020 (included as Exhibit A to Exhibit III) and Amendment No. 1 to the Registration Rights and Lock-Up Agreement, dated July 17, 2020 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on July 23, 2020).

Exhibit IX	Agreement by and between Nikola Corporation and Trevor R. Milton, dated September 20, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 21, 2020).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: May 13, 2021

M&M Residual, LLC

By:	/s/ Trevor R. Milton
Name: Trevor R. Milton
Title: Manager

Trevor R. Milton

/s/ Trevor R. Milton